Filed by PDC Energy, Inc.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PDC Energy, Inc.

(Commission File No.: 001-37419)

On June 5, 2023, PDC Energy, Inc. (“PDC”) sent the following communication relating to its pending merger transaction with Chevron Corporation (“Chevron”) to PDC’s employees.

As previously communicated, we are sharing employee’s frequently asked questions related to the PDC/Chevron proposed transaction. We have answered questions with information available at this time. Should you have any additional questions, please email them to FAQ@pdce.com.

PDCE/Chevron Transaction

Employee Frequently Asked Questions

ABOUT THE DEAL

Q1:	What was announced?

A1:	PDC entered into a definitive merger agreement under which, after satisfaction of customary closing conditions, Chevron will acquire PDC in an all-stock transaction valued at $7.6 billion (including debt). Through this transaction with Chevron, PDC will become part of a global organization with substantial resources and assets. PDC is confident this transaction will drive new opportunities for our operations and increased long-term value creation and give PDC shareholders the opportunity to benefit from owning a company with diversification and long-standing financial priorities of returning capital through dividends and share repurchases.

Q2:	Why Chevron?

A2:	The PDC Board of Directors unanimously determined the Chevron transaction is expected to maximize value, minimize operational and commodity risk, and is in the best interest of PDC and its shareholders. We are confident this transaction will drive new opportunities for our operations and increased long-term value creation and give PDC shareholders the opportunity to benefit from owning a company with diversification and long-standing financial priorities of returning capital through dividends and share repurchases.

We have a solid foundation to build from as we move into the future as part of Chevron and are pleased to have reached an agreement that recognizes our success. Importantly, Chevron also shares our values regarding responsible and safe operations, has deep stakeholder relationships, and is committed to supporting the communities in which we operate.

Q3:	What will the go-forward company look like? Who will be managing it? What will happen to the PDC name, management, and board of directors?

A3:	We are in the early stages of the integration planning, therefore answers to these questions would be premature. What we do know is until the transaction closes, PDC and Chevron will continue to operate as separate companies as they do today.

Q4:	When will the transaction be completed?

A4:	The transaction is expected to close by year-end 2023, subject to customary closing conditions, including PDC shareholder approval and receipt of regulatory approvals. We cannot determine with certainty when the closing conditions will be satisfied. Internal teams may use earlier dates as targets for certain planning milestones. It’s important to note that the use of such a date does not mean that closing is actually expected to occur on that date.

Q5:	What will happen to my shares of PDC stock and RSUs in the transaction?

A5:	Once this transaction is completed, your shares of PDC stock will convert into shares of Chevron stock based on an exchange ratio of .4638 Chevron shares. This means that for each one PDC share that you hold, you will be entitled to receive .4638 Chevron shares, with a cash payment made in lieu of any fractional shares.

For example, if you own 100 shares of PDC stock, upon the closing of the transaction you will receive 46 shares of Chevron stock, plus a fractional share payment in cash.

To learn more about how your RSUs will be treated, please see Q&A16 under “EMPLOYEE MATTERS” below.

Updated: 060523	Frequently Asked Questions	1

Q6:	When will Chevron and PDC file the registration statement / prospectus regarding the transaction?

A6:	In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of PDC. The merger agreement provides that the registration statement will be filed within thirty (30) calendar days of the date of the merger agreement, and the parties expect the filing to be made within that time frame.

Q7.	What is HSR approval?

A7:	The Hart–Scott–Rodino Antitrust Improvements Act of 1976 (known commonly as the HSR Act) requires parties to report certain transactions to both the Federal Trade Commission and the U.S. Department of Justice Antitrust Division for antitrust review. The merger agreement provides that the parties will submit the notifications required under the HSR Act within ten (10) Business Days of the date of the merger agreement, and the parties expect the submission to be made within that time frame.

GENERAL INFORMATION

Q1:	What does this transaction mean for PDC and its employees?

A1:	Thanks to your hard work, PDC has grown into a company known for its exceptional operational, financial, safety and environmental performance. This transaction – and the value it is expected to deliver for PDC stakeholders – is a testament to you and your outstanding efforts.

As you know, Chevron is home to top-tier upstream assets, as well as exceptional midstream and downstream businesses, and an emerging new energy, lower carbon business. Upon closing of the transaction, PDC will be combined with a premier global supermajor with high quality assets in some of the most prolific basins in the world. We are confident this transaction will drive new opportunities for our operations and increased long-term value creation. Please remember until the transaction is completed, which is expected to be by year-end 2023, PDC and Chevron will continue to operate as separate, independent companies.

Integration planning is getting started and therefore it is still unknown at this time what Chevron job opportunities will be available to PDC employees.

Updated: 060523	Frequently Asked Questions	2

Q2:	Does this transaction change PDC’s strategic priorities?

A2:	Until this transaction is completed, PDC and Chevron will each continue to operate as independent companies. At PDC, we will operate business as usual, staying focused on achieving our corporate metrics and safely executing on our business and operating plan.

It’s important to note Chevron’s complementary assets and capabilities will drive new opportunities for our operations and increased long-term value creation. In addition, Chevron shares our values of responsible and safe operations, has deep stakeholder relationships, and is committed to the communities in which it operates. We look forward to contributing to Chevron’s portfolio.

Q3:	What should I do if an employee of Chevron contacts me with questions or requests for information?

A3:	Integration Planning Teams from both PDC and Chevron have been established and will be focused on planning the best way to integrate PDC into Chevron at closing. As a general rule, please direct any communication with Chevron through Ryan Kowalski, PDC Integration Lead, at ryan.kowalski@pdce.com, or through your applicable SMT member. For PDC employees participating on the Integration Planning Team, please work with your applicable Chevron contact, but make sure to provide consistent updates to the Integration Planning Team. It is important to remember that until the transaction is completed, which we expect to happen by year-end 2023, PDC and Chevron will continue to operate as separate, independent companies.

Q4:	What if I am approached by the media?

A4:	We expect this announcement to generate considerable interest from people outside of our company. Consistent with company policy, please forward any inquiries from the media to Aaron Vandeford at aaron.vandeford@pdce.com or 303-381-9493.

Q5:	How can I obtain more information?

A5:	We understand you may have additional questions about this announcement and what it means for you. Please email FAQ@pdce.com if you have additional questions. Please know we may not be able to answer your questions immediately, but we will keep a running log to be answered as more information becomes available.

Q6:	What should I do now?

A6:	It is critical that we stay focused on prioritizing safety and executing our day-to-day responsibilities. Until the transaction is completed, which we expect to happen by year-end 2023, PDC and Chevron will continue to operate as separate, independent companies. That means we should continue to operate business as usual. We will continue to share information as it becomes available and appreciate your continued dedication to PDC Energy.

Q7:	What other changes will be made?

A7:	We are just in the early stages of this process and appreciate your patience while details become available and decisions are made. Teams from both PDC and Chevron are focused on planning the best way to integrate PDC into Chevron after closing.

Updated: 060523	Frequently Asked Questions	3

Q8:	What does this mean for our safety protocols and our environmental commitments?

A8:	Safety should always remain top of mind in everything we do, and this transaction does not change that. Until the transaction closes, which we expect to happen by year-end 2023, PDC and Chevron will continue to operate as separate, independent companies. That means we will continue to follow our existing safety protocols just as we do today. It’s important to note both PDC and Chevron prioritize people, communities, and the environment – making the two companies a great cultural fit. This combination advances our commitment to operating safely and responsibly.

EMPLOYEE MATTERS

Q1:	Will my pay and benefits change?

A1:	Until the transaction is completed, which we expect to happen by year-end 2023, PDC and Chevron will continue to operate as separate, independent companies, and there will be no changes to your pay or benefits related to the transaction. Looking ahead, Chevron has committed to maintain the current base salary / hourly rate, as well as the current short-term incentive compensation opportunity, for each continuing PDC employee for one year following closing.

Q2:	Will I be eligible for a 2023 STI bonus?

A2:	If PDC has not already paid 2023 short term incentive bonuses to eligible employees as of closing, each employee will be eligible for a 2023 short term incentive bonus at closing:

•	If the transaction closes on or prior to 9/30/23, the bonus will be pro-rated based on the portion of the year elapsed prior to the closing date.

•	If the transaction closes after 9/30/23, employees will be eligible for a full bonus at closing.

•	The bonus will be calculated based on actual performance, meaning we need to remain focused on our corporate metrics to continue with the exceptional performance we’ve historically experienced.

Q3:	How will PDC employees be integrated into the Chevron organization?

A3:	Teams from both PDC and Chevron are focused on planning the best way to integrate PDC into Chevron. However, it is important to remember that we are in the early stages of this process. Until the transaction is completed, which we expect to happen by year-end 2023, PDC and Chevron will continue to operate as separate, independent companies.

Q4:	Will our reporting structure change?

A4:	Teams from both PDC and Chevron are focused on planning the best way to integrate PDC into Chevron, but we are in the early stages of this process. Any changes to our reporting structure would not happen until close of the transaction. Until the transaction is completed, which we expect to happen by year-end 2023, PDC and Chevron will continue to operate as separate, independent companies.

Updated: 060523	Frequently Asked Questions	4

Q5:	Will there be layoffs?

A5:	In a transaction of this nature, it is possible there could be some overlap in roles and responsibilities. We understand this process may create uncertainty, but please be assured, all PDC employees will be treated with respect throughout this process. Integration Planning Teams from both PDC and Chevron will be focused on planning the best way to integrate PDC into Chevron and which PDC employees are needed post-closing. Until the close of this transaction, we will continue to operate as separate, independent companies.

Q6:	If I am not retained as an employee by Chevron, will I be entitled to receive severance or other separation benefits?

A6:	Yes, under PDC’s change of control severance plan, all full or part-time employees are eligible for change of control severance benefits upon a qualifying termination during the change of control period (i.e., within 24 months following the transaction closing). Note that severance payments under PDC’s change of control severance plan are “double trigger,” meaning first the transaction must close and second there must be a qualifying termination. A qualifying termination means either an (1) employee is terminated without cause (as defined in the change of control severance plan), or (2) employee resigns for good reason (which is generally defined in the change in control severance plan to include, without the applicable employee’s prior written consent, (i) an employee experiences a material diminution in his or her aggregate base salary (based on the highest base salary in effect during the two years of employment immediately preceding the date of the qualifying termination) and target annual bonus opportunity, or (ii) an employee experiences a change in the geographic location at which the employee must perform his or her services of greater than 50 miles from the geographic location at which employee was performing services (i.e., Denver, Evans, Midland or Pecos office locations)). We will treat any impacted employees fairly and with respect.

Q7:	What are our change of control severance benefits upon a qualifying termination?

A7:	For an employee who experiences a qualifying termination, if the employee is in good standing then he or she will be eligible for the following severance benefits, subject to the execution and non-revocation of a general release of claims in favor of PDC and its affiliates:

•	12 months of base salary (based on the highest base salary in effect during the two years of employment immediately preceding the date of the qualifying termination) and 100% target bonus for the year in which the qualifying termination occurs.

•	For an employee who timely elects COBRA, for 12 months following termination, the employee will be entitled to a portion of the premiums for the coverage elected by employee so that employee’s share of the medical insurance premium will be the same as a similarly situated active employee. After 12 months, employees would be responsible for the full premium if they choose to stay on the COBRA program.

•	Before electing COBRA coverage, please note that electing to stop paying for COBRA coverage is not a qualifying event to go onto another plan (i.e., a spouse’s plan).

Q8:	What will happen to PDC’s 401(k) plan?

A8:	We are still working on the details of benefits such as the 401(k) plan. For now, employer matching contributions will continue through closing, as well as a 3% profit sharing contribution at or around closing, prorated to reflect the portion of the year elapsed prior to closing. It is important to remember we are in the early stages of the integration planning, and there are many details still to be determined. Integration Planning Teams from both PDC and Chevron will be focused on planning the best way to integrate PDC into Chevron.

Updated: 060523	Frequently Asked Questions	5

Q9:	Will PTO be paid out upon termination?

A9:	If an employee terminates from an organization, they are entitled to a payout of their PTO balance. Absent a termination of employment, the PTO balance will not be paid out.

Q10:	Can I still use my professional development stipend?

A10:	Yes, we always recommend developing your professional skills. However, all professional development stipends must be approved and paid for prior to the closing date.

Q11:	Will PDC still match my eligible charitable contributions?

A11:	Yes, PDC will match up to $3,000 worth of eligible charitable contributions. However, all match requests must be submitted prior to the closing date.

Q12:	Does the acquisition change my short-term disability or FMLA benefits?

A12:	There are no changes to your current benefits with PDC. Following closing, you will receive full communication regarding any ongoing treatment or benefits with Chevron. Until then, PDC and Chevron continue to operate as individual companies and will continue to do until the close of the transaction, expected by year-end 2023.

Q13:	Can I still apply for tuition reimbursement?

A13:	Yes, however, know this benefit is a reimbursement, which means funds are issued upon successful completion of the courses. Note that all tuition reimbursement must be approved prior to the closing of the transaction.

Q14:	What will happen with PALS & LEAPS?

A14:	Up to and until closing, we expect to continue with PALS, PALS alumni sessions, LEAPS and VEEPS 360s, and coaching. Investing in your professional development and general leadership principles remain a priority for PDC.

Q15:	Does the acquisition result in a qualifying event regarding my insurance elections.

A15:	No. Please know there are no changes in your benefits until the transaction closes, which is expected to be by year-end 2023. Following the closing, depending on whether Chevron opts to continue or close our benefits, it may result in a qualifying event regarding your insurance elections.

Q16:	What happens to my RSUs if I get a job with Chevron? Will I be entitled to the dividend equivalents on my unvested RSUs?

A16:	At closing, each outstanding PDC Restricted Stock Unit (RSU) award will be converted into an equivalent Chevron RSU award based on the merger exchange ratio (.4638), which is the number of shares Chevron will issue for each individual share of PDC.

•	Each converted Chevron RSU award will otherwise have the same terms and conditions as the corresponding PDC RSU award, including vesting schedule.

Updated: 060523	Frequently Asked Questions	6

•	The accumulated dividend equivalent balance on the PDC RSU award at closing will transfer over to the Chevron RSU award and be paid if required by and in accordance with the terms and conditions applicable to the PDC RSU award immediately prior to closing.

•	In accordance with the current terms of each PDC RSU award agreement, the corresponding Chevron RSU award will be eligible to vest upon (1) the regularly scheduled vesting date, (2) your earlier termination without cause or (3) your earlier resignation for good reason (the meaning of which is described in Q&A6 above).

Q17:	Do I have to accept an offer from Chevron if one is given?

A17:	It is always your choice to accept a job offered to you. However, under PDC’s change and control severance plan, if you are offered a job from Chevron, you are only eligible for your severance benefits if you resign for good reason (the meaning of which is described in Q&A6 above).

Q18:	Will there be a chance for me to withdraw from consideration for a full-time position at Chevron?

A18:	Under PDC’s change and control severance plan, if you are offered a job from Chevron, you are only eligible for your severance benefits if you resign for good reason (the meaning of which is described in Q&A6 above).

Q19:	Will I have to take an offer in another location if Chevron asks me to?

A19:	If you are retained by Chevron as a full-time employee and relocation to a new work location that is more than 50 miles from your current work location is required (i.e., Denver, Evans, Midland or Pecos office locations), this will constitute “good reason” under the terms of the PDC change of control severance plan. As such, you could decline the offer, resign from employment and be eligible to receive severance benefits.

Q20:	What is Chevron’s work schedule?

A20:	At this time, we do not know those details, but will continue to gather information during the integration planning process and share information as it becomes available.

FACILITIES

Q1:	How will this transaction affect PDC’s Colorado operations?

A1:	Chevron shares our values of responsible and safe operations, it has deep stakeholder relationships, and is committed to the communities in which it operates. We remain committed to Colorado and look forward to building on our record of citizenship, sustainability and responsibility while contributing to Chevron’s portfolio.

Q2:	What will happen to PDC’s corporate HQ and locations? Will any sites close?

A2:	We are in the early stages of this process, and Integration Planning Teams from both PDC and Chevron will be focused on planning the best way to integrate PDC into Chevron. Until the transaction closes, PDC and Chevron will continue to operate as separate companies as they do today and maintain their current offices.

Q3:	Do we have to work out of their office upon close?

A3:	If you are offered a position with Chevron, details regarding work location will be addressed at that time.

Updated: 060523	Frequently Asked Questions	7

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of PDC. After the registration statement is declared effective, PDC will mail a definitive proxy statement/prospectus to stockholders of PDC. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or PDC may file with the SEC and send to PDC’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND PDC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or PDC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by PDC will be available free of charge on PDC’s website at http://www.pdce.com/investors-overview.

Chevron and PDC and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 12, 2023. Information about the directors and executive officers of PDC is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 12, 2023. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Information

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron and PDC, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction, projected financial information, future opportunities, and any other statements regarding Chevron’s and PDC’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of Chevron’s and PDC’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite PDC stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Chevron’s or PDC’s respective businesses; the effect of the potential transaction on the parties’ stock prices; the effects of industry, market, economic, political or regulatory conditions outside of the parties’ control; transaction costs; Chevron’s ability to achieve the benefits from the proposed transaction, Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include those described in the “Risk Factors” section of PDC’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on PDC’s website at http://investor.pdce.com/sec-filings and on the SEC’s website at http://www.sec.gov, and in the “Risk Factors” section of Chevron’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available on Chevron’s website at https://chevroncorp.gcs-web.com/financial-information/sec-filings and on the SEC’s website at http://www.sec.gov. Those disclosures are incorporated by reference in this communication. Other unpredictable or unknown factors not discussed or incorporated by reference in this communication could also have material adverse effects on forward-looking statements. Neither PDC nor Chevron assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, as they speak only as of the date hereof.